 Synthetic Biologics, Inc.

9605 Medical Center Drive, Suite 270

Rockville, Maryland 20850

May 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re: Synthetic Biologics, Inc.

Registration Statement on Form S-3

File No. 333-255726

Ladies & Gentlemen:

Synthetic Biologics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-255726), be accelerated by the U.S. Securities and Exchange Commission to Tuesday, May 11, 2021 at 5:00 pm, New York City Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Synthetic Biologics, Inc.

By:	/s/ Steven A. Shallcross
Name:	Steven A. Shallcross
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP
Patrick Egan, Esq., Gracin & Marlow, LLP